July 18, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Application/Declaration on Form U-1 by Select Energy

Services, Inc. (File No. 70-10131)

Ladies and Gentlemen:

Select Energy Services, Inc., a subsidiary of Northeast Utilities, respectfully withdraws its Application/Declaration on Form U-1 in File No. 70-10131, originally filed June 10, 2003.

Please contact Jeffrey C. Miller, Assistant General Counsel, at (860) 665-3532 with any questions or comments with respect to this application/declaration withdrawal.

/s/ Jeffrey C. Miller Jeffrey C. Miller Assistant General Counsel Northeast Utilities Service Company